Exhibit 99.2

Merger and Acquisition Agreement

Seller

Name: CHOI SAI WAI (the “Seller”), the sole shareholder of the Target Company

Address: SSMOSENTRAL, NO. 7, JALAN STESEN SENTRAL 5, KUALA LUMPUR SENTRAL, 50623 KUALA LUMPUR.

Purchaser

Name: Zhibao Technology Inc. (the “Purchaser”)

Registered Address：Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, Cayman Islands

1、Recitals

Target Company: NEXSYS TECH SDN. BHD., a company incorporated in Malaysia (the “Target Company”)

The Seller is the sole shareholder of NEXSYS TECH SDN. BHD. (the “Target Company”), holding one hundred percent (100%) of its equity interests. The Target Company is newly incorporated and, according to information provided by its management, had no historical operating business or meaningful historical operating results prior to this Transaction. Following the acquisition, its proposed business will focus on the supply of high-end GPU servers and high-performance computing hardware, computing cluster integration and deployment, computing power hosting and leasing, and related scheduling, operation and maintenance services for applications including large model training, AI inference, scientific computing and 3D rendering. The Seller intends to sell all of the equity interests in the Target Company to the Purchaser on the terms of this Agreement.

According to information provided by the Target Company’s management, the Target Company has completed know-your-customer (KYC) verification in Malaysia in connection with the proposed procurement of systems incorporating NVIDIA H200 and B300 GPUs. Management reports that the Target Company is able to place orders directly with server manufacturers and suppliers, including Supermicro, Dell, GIGABYTE and Lenovo, with estimated delivery lead times of four (4) to eight (8) weeks per order. Such procurement and delivery remain subject to supplier acceptance, product availability, applicable export control and other regulatory requirements, and any required approvals or re-verification following the change of ownership. KYC verification does not itself constitute an export licence or a guarantee of supply or delivery.

According to information provided by the Target Company’s management, its cooperation arrangements relating to internet data centre (IDC) facilities in East Malaysia and Indonesia cover aggregate rack power capacity of approximately 26 megawatts (MW). This figure describes capacity associated with those cooperation arrangements and does not, by itself, establish capacity owned, exclusively reserved, commissioned or presently available for use by the Target Company; the scope and availability of its rights are subject to the relevant underlying agreements. The proposed business is intended to serve the overseas computing power leasing and related service needs of mainland Chinese AI companies, with Kingsoft Cloud, Baidu and Zhipu AI identified by management as target customers. These references do not constitute statements that those companies are existing customers or have entered into binding purchase or service commitments. Any services will be subject to applicable end-user, end-use and other legal requirements.

The Purchaser, Zhibao Technology Inc., is an overseas holding company incorporated in the Cayman Islands, which primarily operates through its domestic subsidiary, Zhibao Technology Co., Ltd. Zhibao Technology is a leading insurtech company in China. It redefines insurance brokerage services with the model of “Technology + Insurance Brokerage” and acts as a pioneer in the digital transformation of the insurance brokerage industry. The Purchaser provides tailor-made digital insurance solutions for B-end channels (covering a wide range of industries and organizations, including but not limited to internet platforms, large and medium-sized enterprises, and government institutions), embeds such solutions into the existing business matrix of the channels, and delivers digital insurance brokerage services to the C-end customers of those channels. Meanwhile, through this acquisition, the Purchaser can expand its business scope, acquire the business resources of the Target Company, promote AI business development and achieve mutual benefits and win-win results for both parties.

2、Core Transaction Terms

(1) Transaction Subject Matter

The Seller shall sell and transfer to the Purchaser, and the Purchaser shall acquire from the Seller, all of the issued shares of the Target Company, representing one hundred percent (100%) of its equity interests (the “Sale Shares”), free from all liens, pledges, charges, security interests and other encumbrances, together with all rights attaching to them at Closing. This Transaction is a share acquisition. Legal title to the Target Company’s assets, contractual rights, licences and business resources shall remain with the Target Company, and its liabilities shall remain its liabilities. The Purchaser does not directly assume any personal liabilities of the Seller. Upon Closing, the Purchaser shall control the Target Company through ownership of the Sale Shares and shall consolidate its financial results from the date control is obtained, to the extent required by generally accepted accounting principles in the United States (“US GAAP”), including applicable intercompany eliminations.

(2) Transaction Price and Payment Method

The consideration for the Sale Shares shall comprise (i) one United States dollar (USD 1), payable to the Seller in cash at Closing, and (ii) additional contingent consideration of up to an aggregate of USD 7,500,000 (the “Earn-Out Consideration”), payable solely by issuance of the Purchaser’s Class A ordinary shares (the “Consideration Shares”) in accordance with this Section 2(2). The USD 1 is additional to the Earn-Out Consideration. No Consideration Shares shall be issued before the applicable audited results and corresponding Earn-Out Amount have been finally determined under this Section. The evaluation term runs from 1 October 2026 to 31 December 2028 and comprises the five evaluation periods set out below (each an “Evaluation Period”).

Only the Net Profit Targets determine entitlement to Earn-Out Consideration. Revenue figures and net profit margin figures below are reference business objectives and are not separate payment conditions. Each Evaluation Period has a maximum base Earn-Out Amount of USD 1,500,000, subject to the catch-up and acceleration provisions below. All amounts are in United States dollars.

Evaluation period	Reference revenue USD	Net Profit Target USD	Reference net margin	Maximum base earn-out USD
1 Oct–31 Dec 2026	45,000,000	675,000	1.5%	1,500,000
1 Jan–30 Jun 2027	33,500,000	502,500	1.5%	1,500,000
1 Jul–31 Dec 2027	33,500,000	502,500	1.5%	1,500,000
1 Jan–30 Jun 2028	44,500,000	667,500	1.5%	1,500,000
1 Jul–31 Dec 2028	44,500,000	667,500	1.5%	1,500,000
Total	201,000,000	3,015,000		7,500,000

Agreed Terms

(a) Net Profit. “Net Profit” means the Target Company’s net income or net loss after income taxes attributable to the relevant Evaluation Period, determined in accordance with US GAAP, consistently applied, and reconciled to the Target Company’s results included or required to be included in the Purchaser’s consolidated financial statements. Transactions and balances between the Target Company and other members of the Purchaser’s consolidated group, including internal agreements, shall be eliminated to the extent required by US GAAP; they shall not create duplicate revenue or profit for this calculation. Taxes, operating costs, depreciation and amortisation, finance costs, credit losses, and other expenses or gains properly attributable to the Target Company shall be recognised as required by US GAAP, without discretionary add-backs or contractual exclusions from GAAP net income. Group costs shall be allocated on a reasonable and consistently applied basis. Net Profit shall not include results of the Purchaser’s other businesses or Target Company results arising before the Purchaser obtains control. If control is obtained after 1 October 2026, only post-control results within the first Evaluation Period count; the stated Net Profit Target remains unchanged unless the Parties agree otherwise in writing.

(b) Audit and determination. The Purchaser shall procure an audit of the financial information supporting Net Profit for each Evaluation Period by an independent external auditor engaged by the Purchaser. An unaudited management account or review alone is insufficient. Within ninety (90) calendar days after the end of each Evaluation Period, the Purchaser shall deliver to the Seller the audited financial information, a schedule reconciling Net Profit to the Purchaser’s consolidated reporting, and a written statement of the Net Profit and corresponding Earn-Out Amount approved by the Purchaser’s Board of Directors (the “Determination Statement”). The Purchaser shall not unreasonably delay obtaining the audit or approving and delivering the Determination Statement. The period-specific audit need not await publication of the Purchaser’s annual report, provided it covers the relevant Evaluation Period and supports that reconciliation.

The Seller shall have ten (10) Business Days after receipt to give a written objection identifying each disputed item and its basis, and shall be given reasonable access to the relevant supporting records, subject to confidentiality and applicable auditor restrictions. The Determination Statement becomes final when the Seller accepts it in writing or, absent a timely objection, on expiry of that ten-Business-Day period. Timely disputed items shall first be discussed in good faith for ten (10) Business Days and, if unresolved, be referred to an independent accounting firm jointly appointed by the Parties to act as an expert, not an arbitrator. Its determination, within the scope of the disputed accounting and calculation issues and this Agreement, shall be final absent manifest error or fraud. Its costs shall be borne equally. If the Parties cannot agree an expert within ten (10) Business Days, either Party may refer the dispute to the courts specified in Section 7. Any undisputed Earn-Out Amount shall be finally determined and payable separately without awaiting resolution of disputed items.

(c) Proportionate earning. For each Evaluation Period, the “Completion Ratio” is the actual audited Net Profit for that Evaluation Period divided by the Net Profit Target for that Evaluation Period, subject to a minimum of zero (0) and a maximum of one (1). The “Base Earn-Out Amount” equals USD 1,500,000 multiplied by the Completion Ratio. Accordingly, a loss or zero Net Profit gives a Base Earn-Out Amount of zero; 80% achievement gives USD 1,200,000; and achievement of 100% or more gives USD 1,500,000. No period can generate more than USD 1,500,000 of base consideration. Excess Net Profit is relevant only to the cumulative catch-up and acceleration provisions below.

(d) Cumulative catch-up. At the end of an Evaluation Period, if cumulative audited Net Profit from the start of the evaluation term through that period, including losses, equals or exceeds the aggregate Net Profit Targets for all Evaluation Periods then ended, the Seller shall be entitled to the full aggregate base consideration for those ended periods. The additional “Catch-Up Amount” equals the greater of zero and: (USD 1,500,000 multiplied by the number of ended Evaluation Periods) minus all Earn-Out Amounts previously finally determined minus the current Base Earn-Out Amount. Before that cumulative target is met, no Catch-Up Amount is payable. This provision restores previously unearned consideration for ended periods only; it does not duplicate amounts already earned or accelerate future periods except under paragraph (f).

(e) Cap and expiry. The current “Earn-Out Amount” equals the Base Earn-Out Amount plus any Catch-Up Amount or acceleration amount, in each case subject to an aggregate cap of USD 7,500,000 for all Earn-Out Amounts. Amounts previously finally determined count toward the cap whether or not the corresponding Consideration Shares have yet been issued. Following final determination for the last Evaluation Period and resolution of any timely objection relating to it, any remaining unearned entitlement expires without payment. No unearned shares are issued or placed in escrow, and no cancellation of unissued shares is required. Subsequent operating underperformance alone does not require return of Consideration Shares validly issued on the basis of previously final determinations; rights arising from fraud, error or an applicable financial restatement are not waived.

(f) Early completion. If, at the end of any Evaluation Period before 31 December 2028, cumulative audited Net Profit, including losses, equals or exceeds the full-term aggregate Net Profit Target of USD 3,015,000, the Seller shall become entitled to the entire USD 7,500,000 Earn-Out Consideration, less all Earn-Out Amounts previously finally determined. The remaining amount shall be determined and issued under the same audit, determination and issuance procedures. It supersedes, rather than adds to, any base or catch-up entitlement for that determination date. No further Earn-Out Amount is payable once the aggregate cap has been reached.

(g) Share issuance and price. The Purchaser shall issue the Consideration Shares within five (5) Business Days after the applicable audited results and corresponding Earn-Out Amount have both become final under paragraph (b) (the “Final Determination Date”). No automatic issuance occurs merely because an Evaluation Period has ended, and no escrow is required under this Agreement. Consideration Shares shall be issued as fully paid Class A ordinary shares to the Seller or a company designated by the Seller in writing. Before issuance, any designated recipient shall supply its identity and beneficial ownership information and execute the securities-law representations and transfer restrictions reasonably required for a lawful issuance. Such designation does not release the Seller from his obligations.

The “Issue Date” is the date on which the Consideration Shares are validly allotted and issued and the recipient is entered in the Purchaser’s register of members, directly or through its transfer agent. The “Reference Price” is the official closing sale price in US dollars of one Class A ordinary share on Nasdaq for the Trading Day immediately preceding the Issue Date, as reported by Nasdaq. If no Nasdaq closing sale price is available for that Trading Day, use the most recent preceding Trading Day for which such a price is available. A “Trading Day” is a day on which Nasdaq is open for trading. If the Class A ordinary shares are no longer traded on Nasdaq, use the official closing sale price on their principal public trading market on the same basis; if no public market price is available, the Parties shall agree a fair market value in writing before issuance. Any inability to establish a lawful Reference Price shall be addressed promptly by the Parties and shall not extinguish the earned entitlement.

The number of Consideration Shares for each issuance equals the applicable finally determined Earn-Out Amount divided by the Reference Price, rounded down to the nearest whole share. No fractional share shall be issued. The Reference Price shall be adjusted proportionately for any share split, consolidation, bonus issue or similar capital reorganisation effective between the relevant price observation and the Issue Date, to avoid double adjustment or a distortion of value. Catch-Up Amounts and acceleration amounts use the Reference Price for their own actual Issue Date, not any earlier period’s price. The Reference Price is not fixed by reference to the signing date. The aggregate dollar cap remains USD 7,500,000; this Agreement does not fix a maximum aggregate number of Consideration Shares.

The Purchaser shall take timely steps to obtain corporate authorisations, maintain sufficient authorised shares, and satisfy applicable securities laws, Nasdaq notification requirements and any shareholder approval requirement or available exemption. No unlawful issuance is required, but these requirements do not entitle the Purchaser to cancel an earned payment obligation or unreasonably delay its performance. The five-Business-Day deadline remains binding to the extent lawful. Any legally necessary delay shall be notified promptly with reasons, and the Purchaser shall diligently remove the impediment and issue as soon as legally permitted. No cash substitute is required unless the Parties agree in writing. For purposes of this Agreement, “Business Day” means a day other than a Saturday, Sunday or public holiday on which commercial banks are open for general business in the Cayman Islands, Kuala Lumpur and New York.

(3) Transaction Closing

Closing Date: Subject to Section 3, the Parties shall complete the transfer of the Sale Shares and the other closing deliveries (“Closing”) within thirty (30) days after the date this Agreement is signed by both Parties, or on another date agreed in writing. Earn-Out Consideration is determined and issued after Closing under Section 2(2) and is not required to be paid at Closing.

Closing Deliverables: (1) Share Transfer. The Seller shall deliver duly executed share transfer instruments, any existing share certificates and all other documents required to transfer the Sale Shares to the Purchaser. The Seller shall procure the required Target Company approvals and cooperation for the transfer, applicable stamping and registration formalities, cancellation or replacement of certificates as appropriate, and entry of the Purchaser as holder of all Sale Shares in the Target Company’s register of members, in accordance with Malaysian law and the Target Company’s constitution. The Purchaser shall pay the USD 1 initial consideration at Closing. Upon completion, the Purchaser shall become the sole shareholder of the Target Company.

(2) Assets and Management Handover. All assets, contractual rights, licences and liabilities of the Target Company shall remain with the Target Company. The Seller shall procure delivery to the Target Company’s management designated by the Purchaser of control over its premises, assets, records, bank mandates, systems and corporate materials to the extent applicable and legally transferable. The Parties shall sign an asset and management handover list. No direct transfer of legal title to the Target Company’s assets to the Purchaser is effected by this Agreement.

(3) Document Handover. The Seller shall deliver or procure delivery to the Purchaser or the Target Company’s designated management of all relevant Target Company corporate, financial, tax, contractual and business records in his possession or control, and the Parties shall sign a document handover list.

(4) Closing Expenses: Relevant expenses arising from the closing process (including but not limited to registration change fees, taxes and duties, audit and valuation fees, legal fees, etc.) shall be borne by the Purchaser.

3、Conditions Precedent

This Agreement shall be binding upon signature as provided in Section 7. The Parties’ obligation to complete Closing, rather than the effectiveness of this Agreement, is subject to satisfaction of the following conditions precedent. A condition benefiting a Party may be waived by that Party in writing to the extent legally permissible; a mandatory legal requirement may not be waived.

Seller Capacity and Target Company Approvals: The Seller shall have full legal capacity and authority to enter into and perform this Agreement and transfer the Sale Shares. The Seller shall procure all board or shareholder resolutions and other approvals of the Target Company required under Malaysian law and its constitution to register the transfer and implement Closing.

Purchaser Approvals: The Purchaser shall obtain the necessary board approval or ratification for this Agreement, the acquisition and the contingent Class A share consideration. Its decision-making procedures shall comply with its constitutional documents and applicable Cayman Islands law. Any further approvals, notifications or exemptions required before an issuance of Consideration Shares shall be addressed in accordance with Section 2(2)(g).

Completion of Due Diligence: The Purchaser shall complete due diligence on the Target Company’s financial position, legal matters, business, assets, contracts and liabilities, and on the Seller’s identity, capacity and title to the Sale Shares. The results shall be satisfactory to the Purchaser, and the Parties shall agree how identified issues will be resolved.

Clear Title and Consents: The Seller shall have clear title to the Sale Shares, free from encumbrances and third-party rights, including any unwaived pre-emption rights. The Target Company shall have valid title to its assets and valid rights under its material contracts, subject only to matters disclosed in writing to and accepted by the Purchaser. Required third-party or regulatory consents for the share transfer or resulting change of control shall have been obtained. There shall be no undisclosed material litigation, arbitration or other dispute affecting the Target Company or the Sale Shares.

4、Rights and Obligations

(1) Rights and Obligations of the Seller

Rights: The Seller may reasonably coordinate the Purchaser’s due diligence, require the Purchaser to perform its payment and Closing obligations, and exercise his rights under Section 6 if the Purchaser breaches this Agreement. These rights are subject to the express provisions on audit and determination, permitted disclosure and dispute resolution.

Obligations: The Seller warrants that he legally and beneficially owns all Sale Shares, has the right to transfer them, and will transfer them with clear title. He shall fully, truthfully and accurately disclose information concerning the Target Company’s finances, operations, assets, contracts, liabilities, employees and other material matters, together with information concerning his identity, capacity and title to the Sale Shares. He shall provide or procure relevant materials for due diligence and cooperate in the share transfer, management handover and document delivery. Any agreed employee arrangements concern employees of the Target Company. Confidentiality obligations are subject to Section 5. After Closing, obligations to procure Target Company action rest with the Purchaser as its controller, except for the Seller’s continuing obligation to supply records and assistance within his possession or control.

(2) Rights and Obligations of the Purchaser

Rights: The Purchaser may conduct the due diligence specified in Section 3, require accurate disclosures and supporting documents, and, before Closing, terminate this Agreement if material due diligence issues remain unresolved. It is entitled to acquire the Sale Shares and exercise the resulting shareholder rights over the Target Company, including control of its management, subject to applicable law and the Target Company’s constitution.

Obligations: The Purchaser shall comply with reasonable due diligence arrangements, cooperate with the Seller in the share transfer and Closing deliveries, and pay the consideration in accordance with Section 2(2). It shall maintain the Target Company’s accounting records and procure the agreed audits and determinations after Closing. Target Company liabilities remain with the Target Company, without a direct assumption by the Purchaser of the Seller’s personal liabilities. Confidentiality obligations are subject to Section 5.

5、Confidentiality Clause

Confidential Information means non-public information relating to this Transaction, this Agreement, either Party or the Target Company, including financial and asset information and due diligence materials. Information lawfully in the public domain other than through a breach of this Agreement is not Confidential Information.

Neither Party shall disclose Confidential Information without the other Party’s prior written consent, except to its directors, officers, employees and professional advisers who reasonably need to know it for the Transaction and are subject to appropriate confidentiality obligations, or as expressly permitted below.

Notwithstanding any other provision of this Agreement, either Party, and in particular the Purchaser as a public company, may disclose this Agreement, the Transaction and related information to the extent required by applicable law, regulation, a court or competent authority, the United States Securities and Exchange Commission, Nasdaq or another applicable securities exchange. This includes filing or furnishing Form 6-K and other required reports, attaching this Agreement or related documents, and issuing any press release or public announcement required in connection with such obligations. No prior consent of the Seller or any other Party is required for such disclosure. To the extent lawful and reasonably practicable, the disclosing Party shall consult the other Party in advance concerning the disclosure, but consultation shall not confer a veto or delay compliance with a disclosure deadline. Disclosure authorised by this paragraph shall not constitute a breach of this Agreement or give rise to confidentiality damages.

This Section 5 shall survive termination or completion of this Agreement for two (2) years. A Party that breaches this Section shall compensate the other Party for actual losses caused by the breach, subject to the permitted disclosures above.

6、Liability for Breach of Contract

If the Seller makes a misrepresentation, conceals information or omits a material disclosure concerning the Target Company, his capacity or title to the Sale Shares, in breach of this Agreement, and thereby causes loss to the Purchaser, the Seller shall compensate the Purchaser for its actual losses. The Purchaser may terminate this Agreement before Closing for such breach. Following Closing, its claims for compensation and other available remedies survive, subject to applicable law.

If the Seller fails to cooperate with agreed due diligence, the share transfer or management and document handover, or unreasonably delays Closing for more than thirty (30) days, the Purchaser may terminate this Agreement before Closing and claim compensation for its actual losses.

If the Purchaser breaches this Agreement and the breach continues for more than thirty (30) days after written notice requiring cure, the Seller may terminate this Agreement before Closing and claim compensation for actual losses. After Closing, the Seller may enforce any finally determined payment obligation and pursue available remedies, but non-payment does not itself automatically reverse the transfer of the Sale Shares.

A Party that unlawfully discloses Confidential Information in breach of Section 5 shall compensate the other Party for actual losses thereby caused. Disclosure expressly permitted by Section 5 is not a breach.

Termination before Closing does not waive accrued rights or liabilities for prior breach, or obligations expressed to survive. Following Closing, termination does not automatically revest the Sale Shares in the Seller or cancel validly issued Consideration Shares; any rescission, retransfer or cancellation requires a separate lawful basis and the necessary implementation steps. The specific earn-out determination and dispute procedures in Section 2(2) apply to disputes within their scope.

7、Miscellaneous

If performance is prevented or delayed by force majeure, including natural disaster, war or a change in applicable law, the affected Party shall promptly notify the other Party and take reasonable mitigation steps. It shall not be liable for the affected delay to the extent caused by the event. If the event continues for more than thirty (30) days before Closing, either Party may terminate by written notice. After Closing, force majeure does not automatically reverse the Transaction or extinguish an accrued payment obligation, and the Parties shall agree lawful steps to address the affected performance.

Transaction expenses, including applicable audit, valuation, legal, registration and transfer costs, shall be borne by the Purchaser as provided in Section 2(3). This allocation does not change the inclusion of costs and taxes in Net Profit where required under US GAAP.

Governing Law and Jurisdiction: This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of the Cayman Islands. Subject to the accounting expert procedure in Section 2(2), the courts of the Cayman Islands shall have exclusive jurisdiction over disputes arising out of or in connection with this Agreement, and each Party irrevocably submits to that jurisdiction. This choice of law does not displace mandatory Malaysian laws governing the Target Company’s corporate affairs, the transfer and registration of the Sale Shares or its local assets, or other applicable mandatory laws, including securities laws governing issuance of the Consideration Shares.

This Agreement takes effect on the date it has been signed by the Seller personally and by a duly authorised representative of the Purchaser. Closing remains subject to Section 3. This Agreement constitutes the entire agreement between the Parties concerning the Transaction and may be amended only by a written instrument signed by both Parties. It may be executed in counterparts, including by electronic signature to the extent permitted by applicable law, each of which is an original and together constitute one instrument.

[Signature Page Follows]

SIGNATURE PAGE

IN WITNESS WHEREOF, the Seller has signed personally and the Purchaser has caused this Agreement to be signed by its duly authorised representative.

SELLER
CHOI SAI WAI

Signature:
Date:

PURCHASER
Zhibao Technology Inc.

By:
Name:
Title:
Date: